July 8, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attention: Madeleine Joy Mateo and Susan Block

Re:	OptimumBank Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 4, 2024
File No. 333-278970

Dear Ms. Mateo and Ms. Block:

On behalf OptimumBank Holdings, Inc. (the “Company”), please accept this letter as the Company’s responses to the comments of the Office of Finance, Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated June 21, 2024 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3. Each comment from the Comment Letter is restated below prior to the response to such comments. Further, today the Company has also filed an Amendment #2 to such Registration Statement on Form S-3.

A significant portion of our loan portfolio is secured by real estate, page 9

1. We note your response to prior comment 3. Please revise your disclosure to discuss the current real estate environment and economy in which you are operating, and material adverse effects such environment or economy has had on your business and results of operations, if any.

We have a large concentration of commercial real estate loans, page 9

2. We note your discussion of the risks associated with your commercial real estate portfolio. To provide investors with context on your exposure to different types of commercial real estate loans, please disclose the subclasses by property type, the percentage concentration in each subclass property type, any lending limits per subclass and any concentration among your borrowers.

Our regulators are focused on commercial real estate lending, page 10

3. We note that you state that regulators may require banks to maintain elevated levels of capital or liquidity due to commercial real estate loan concentrations. Please clarify if OptimumBank is subject to any additional capital requirements as a result of its portfolio.

RESPONSES: Please see revised risk factors in Amendment #2. The Company subdivides its commercial real estate-secured loan portfolio into 31 subclasses. Disclosure of granular information about that many subclasses would be unduly burdensome on the Company, not provide useful information to investors, and is not called for by Form S-3, Regulation S-K, the Securities Act of 1933, or Regulation S-X. The Company has disclosed material concentrations by subclass and more detailed information for the three broader classes of such loans. We believe this disclosure provides an appropriate level of disclosure for the Company.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or concerns.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:	Timothy Terry, Principal Executive Officer, OptimumBank Holdings, Inc.

850.878.2411 Telephone	2457 Care Drive | Suite 203
850.878.1230 Facsimile	Tallahassee, Florida 32308